Exhibit 99.1
Luxfer Declares Quarterly Dividend
MANCHESTER, England--(BUSINESS WIRE)--Luxfer Holdings PLC (Luxfer Group) (NYSE:LXFR), a global materials technology company (the “Company”), today announced that its Board of Directors declared an interim dividend of 12.5 cents per ordinary share.
The dividend will be payable on May 2, 2018, to shareholders of record at close of business on April 13, 2018.
Payment of dividends: All holders of NYSE-listed ordinary shares will be paid in U.S. dollars through the Company’s dividend disbursing agent.
For holders of ordinary shares not directly listed on the NYSE, the dividend will be paid directly by the Company. Payment will be made in U.S. dollars, but holders of ordinary shares can elect to receive their dividend payment in respect of those ordinary shares in pounds sterling. If a holder of ordinary shares has previously requested and received a dividend payment in pounds sterling, they will receive this dividend payable on May 2, 2018, in pounds sterling unless an election in writing to change the currency of payment is received by the Company Secretary by April 12, 2018. Holders of ordinary shares electing to receive their dividend in pounds sterling will have the U.S. dollar amount converted to pounds sterling at the spot rate reported in the Financial Times for the record date.
About Luxfer
Luxfer Holdings PLC is an industrial manufacturer of technologically advanced lightweight, high-strength, corrosion-resistant alloys, composites and specialty materials for a wide range of applications in aerospace, industrial, defense, safety and healthcare. For more information, visit www.luxfer.com.
Contacts
Luxfer Group
Cassandra Stanford
+1 951 341 2375
investor.relations@luxfer.com